June 2, 2006

PHILIPS LIGHTS UP THE REICHSTAG IN BERLIN DURING THE 2006 FIFA WORLD CUP™

Amsterdam, The Netherlands – In collaboration with lighting artist Micheal Batz, Royal Philips Electronics (AEX: PHI, NYSE: PHG) will be lighting the Reichstag in Berlin, the German seat of government, for the duration of the 2006 FIFA World Cup™.

Implemented by the ‘Lebendige Stadt’ (Living City) Foundation, the 700 sources of light highlighting the architectural splendor of the 112-year-old historical landmark (see attached), will light the night sky for football fans and tourists alike. Using a combination of halogen lamps and light-emitting diodes (LEDs), the lighting array uses a number of ‘temperatures’, or shades, to bring out the Reichstag’s distinctive features.

“Philips is our preferred technical partner in the realm of city beautification projects. This is not the first time we have successfully worked together, previous projects including the promenade along the Rhine, and the Speicherstadt, the world’s largest warehouse complex in Hamburg,” said Batz.

City beautification projects have always been important for Philips Lighting. Other world-famous landmarks lit by the company including the Eiffel Tower, in Paris, Big Ben in London, The Sphinx in Cairo and the Opera House in Sydney.

For further information, please contact:
Jeannet Harpe
Philips Corporate Communications
Tel.: +31 20 59 77 199
Email: jeannet.harpe@philips.com

About Royal Philips Electronics
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is one of the world’s biggest electronics companies and Europe’s largest, with sales of EUR 30.4 billion in 2005. With activities in the three interlocking domains of healthcare, lifestyle and technology and 161,500 employees in more than 60 countries, it has market leadership positions in medical diagnostic imaging and patient monitoring, color television sets, electric shavers, lighting and silicon system solutions. News from Philips is located at www.philips.com/newscenter.